Filed pursuant to Rule 433.  Registration Statement Nos.: 333-184147 and 184147-01

RBS Exchange Traded Notes

RBS Global Big Pharma ETNs (DRGS)

RBS Global Big Pharma Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland plc ("RBS plc"), and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc ("RBS
Group"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS plc and RBS
Group to pay, and are also subject to market risk.
The return on this RBS ETN is based on the performance of the NYSE Arca Equal
Weighted Pharmaceutical Total Return Index(SM) (Bloomberg symbol: "DGETR
INDEX") (the "Index").

The Index

Index Components: The Index comprises stocks and depository receipts of some of the largest companies involved in various phases of development, production and marketing of pharmaceuticals.
Equally Weighted: The Index is calculated using an equal-dollar weighting methodology so that each of the component securities in the Index is represented in approximately equal-dollar amounts. The Index component weights are set to equal dollar amounts at each rebalancing. During the quarter, each component's weight changes independently based on the price movements of each respective component stock. In addition, the Index is a total return index, which means that the level of the Index takes into account the cash dividends, if any, paid on the Index components.
Quarterly Rebalancing: The Index portfolio is rebalanced every quarter after the close of trading on the third Friday of March, June, September and
December.

Index Components(2) -- as of 6/30/2013

    Company                                       weight (%) Ticker exchange
--- --------------------------------------------- --------------------------
1.  Actavis, Inc.                                     5.23 ACT   NYSE
2.  Johnson and Johnson                                 5.18  JNJ  NYSE
3.  Valeant Pharmaceutical International, Inc.(1)     5.11 VRK   NYSE
4.  Novartis Ag(1)                                    5.10 NVS   NYSE
5.  Glaxosmithkline plc(1)                            5.09 GSK   NYSE
6.  Mylan, Inc.                                       5.08 MYL  NASDAQ
7.  Perrigo, Co.                                      5.07 PRGO  NYSE
8.  Novo-Nordisk A/S(1)                               5.07 NVO   NYSE
9.  Teva Pharmaceutical Industries Ltd(1)             5.07 TEVA NASDAQ
10. Forest Laboratories, Inc.                         5.03 FRX   NYSE
11. Sanofi(1)                                         5.03 SNT   NYSE
12. Shire plc(1)                                      5.01 SHPG NASDAQ
13. Merck and Co., Inc.                                 4.94 MRK   NYSE
14. Pfizer, Inc.                                      4.93  PFE  NYSE
15. Eli Lilly and Co.                                   4.92  LLY  NYSE
16. Astrazeneca plc(1)                                4.91 AZN   NYSE
17. Abbott Laboratories                               4.91  ABT  NYSE
18. Bristol-Myers Squibb Co.                          4.89 BMY   NYSE
19. Abbvie Inc.                                       4.86 ABBV NASDAQ
20. Allergan Inc.                                     4.57 AGN   NYSE

RBS ETN Details
-------------------------------------------------------------
Issuer           The Royal Bank of Scotland plc
---------------- --------------------------------------------
Guarantor        The Royal Bank of Scotland
                 Group plc
---------------- --------------------------------------------
Ticker           DRGS
---------------- --------------------------------------------
Intraday         DRGS.IV
Indicative Value
Ticker
---------------- --------------------------------------------
Inception Date   10/21/2011
---------------- --------------------------------------------
CUSIP            78009P135
---------------- --------------------------------------------
ISIN             US78009P1350
---------------- --------------------------------------------
Primary          NYSE Arca
Exchange
---------------- --------------------------------------------
Maturity         10/25/2041
---------------- --------------------------------------------
Index            NYSE Equal Weighted
                 Pharmaceutical Total Return
                 Index(SM) (Bloomberg symbol:
                 "DGETR INDEX")
---------------- --------------------------------------------
Annual Investor  0.60% per annum.
Fee
(accrued on a
daily basis)
---------------- --------------------------------------------
Repurchase at    You may offer your RBS ETNs
your option      to RBS plc for repurchase on
                 any business day on or prior to
                 10/17/2041, provided that you
                 offer a minimum of 20,000 RBS
                 ETNs for any single repurchase
                 and follow the procedures
                 described in the pricing
                 supplement.
---------------- --------------------------------------------
Early            We may redeem all of the RBS
redemption at    ETNs at our discretion at any
our option       time on or prior to 10/23/2041.
                 Pursuant to our announced
                 plan to exit the structured retail
                 investor products business, the
                 likelihood that we will redeem
                 the ETNs prior to maturity has
                 increased. See "Recent Devel-
                 opments" on reverse for more
                 information.
---------------- --------------------------------------------
Daily            Upon early repurchase or
Redemption       redemption or at maturity, you
Value            will receive a cash payment
                 equal to the daily redemption
                 value per RBS ETN. The daily
                 redemption value on the relevant
                 valuation date will be published
                 on www.rbs.com/etnus/drgs*.
---------------- --------------------------------------------
* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this[]
document.

Index Summary(2) -- as of 6/30/13
---------------------------------
Number of      20
Components
-------------- ------------------
Average Market
Cap            $78.10 billion
-------------- ------------------
P/E Ratio      19.69
-------------- ------------------
P/B Ratio      3.39
-------------- ------------------
Dividend Yield 2.30
-------------- ------------------

(1) Components are represented in the Index by their depositary receipts traded on U.S. exchanges.
(2) Source: Bloomberg. The Index Components and Index Summary present actual historical information on the NYSE Arca Equal Weighted Pharmaceutical Index(SM)
(the "Price Return Index"). The only difference between the Index and the Price
Return Index is that the level of the Index incorporates the cash dividends paid on the Index components. See also "Certain Key Terms" on the following page.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose
Value.

Historical Performance (%) -- as of 6/30/2013

 annualized
                                                                                                                     since
 RBS etn
                                                                                   YEAR-TO- annualized  annualized annualized
 inception
                                                                       3-month (%) DATE (%)  1-year (%) 3-year (%)  5-year (%)
 (10/21/11) (%)
---------------------------------------------------------------------- ----------- -------- ----------- ---------- -----------
m
RBS Global Big Pharma ETN Daily Redemption Value(1)                        0.48      12.89     20.59         --         --
 19.16
NYSE Arca Equal Weighted Pharmaceutical Total Return Index(SM)             0.63      13.23     21.31       18.32       11.88
 19.88
NYSE Arca Equal Weighted Pharmaceutical Index(SM) (Price Return Index)     0.16      11.82     18.95       15.60       9.13
 17.28
SandP 500([R]) Index (Price Return)                                          2.36      12.63     17.92       15.94       4.65
 16.67

Source: Bloomberg. The table above presents the actual historical performance of the RBS ETNs, the Index, the NYSE Arca Equal Weighted Pharmaceutical
Index(SM) (the "Price Return Index") and the SandP 500([R]) Index (Price Return)
over the specified periods. The only difference between the Index and the Price
Return Index is that the level of the Index incorporates the cash dividends paid on the Index components, while the Price Return Index does not. It is not possible to invest directly in an index. For information regarding the performance of the Index, see pages PS-13 to PS-16 of the pricing supplement of the RBS ETNs filed with the U.S. Securites and Exchange Commisson (SEC). Past performance does not guarantee future results.
(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to 0.60% per annum.

Country Breakdown -- as of 6/30/2013

country        companies
-------------- ---------
United States      12
United Kingdom      3
Switzerland         1
Denmark             1
France              1
Israel              1
Canada              1

Source: Bloomberg. The chart and table above present the country of incorporation of the companies which equity securities comprise the NYSE Arca
Equal Weighted Pharmaceutical Index(SM) (the "Price Return Index"). The Index
and the Price Return Index have identical components.

Historical Dividend Yield -- as of 6/30/2013

         dividend yield     dividend yield
Year NYSE Pharma index (%) SandP 500([R]) index (%)
---- --------------------- ----------------------
2003          1.70                1.66
2004          1.79                1.63
2005          1.92                1.78
2006          2.09                1.86
2007          2.12                1.78
2008          2.95                2.28
2009          3.35                2.98
2010          3.31                2.12
2011          3.29                1.91
2012          3.02                2.10
2013          2.30                2.13

Source: Bloomberg. The table above presents the actual historical Dividend
Yield calculated based on the cash dividends paid on the component securities of the NYSE Arca Equal Weighted Pharmaceutical Index(SM) (Price Return) and the
SandP 500([R]) Index (Price Return) over the prior 12 months ending on the last trading day of the month referenced above. Unlike total return indices, the levels of price return indices do not incorporate any cash dividends paid on their index components. See "Certain Key Terms" below for the calculation of the Dividend Yield.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index comprises securities of a limited number of companies concentrated in the pharmaceuticals industry, and may not be representative of an investment that provides exposure to the pharmaceutical industry as a whole. Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS
ETNs may be limited and/or vary over time, as RBS plc is not required to maintain any listing of the RBS ETNs. The RBS ETNs are not principal protected and do not pay interest. The intraday indicative value and the daily redemption value are not the same as the trading price or market price of the RBS ETNs in the secondary market. Any payment on the RBS ETNs is subject to the ability of
RBS plc, as the issuer, and RBS Group, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS
ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

CERTAIN KEY TERMS: The P/E Ratio, P/B Ratio and Dividend Yield information are sourced from Bloomberg. P/E Ratio is derived by dividing the closing level of the Price Return Index as of the specified date by the sum of the trailing
12-month earnings per share of the securities comprising the Price Return
Index. P/B Ratio is derived by dividing the closing level of the Price Return
Index as of the specified date by the sum of the book value per share of the securities comprising the Price Return Index as of that date. Dividend Yield means the sum of the gross dividends paid on the securities comprising the
Price Return Index over the prior 12 months divided by the closing level of the
Price Return Index as of the specified date; however, unlike the Index (which is a total return index), the level of the Price Return Index does not incorporate cash dividends paid on its components. IMPORTANT INFORMATION: RBS plc and RBS Group have filed a registration statement (including a prospectus)
with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS
ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at
www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS
(toll-free).

RECENT DEVELOPMENTS: On June 13, 2013, we announced that we would be exiting the structured retail investor products business that is responsible for issuing and maintaining the RBS ETNs, and that we expect to move such business into a runoff organization which will go through a process of restructuring and
/ or business sales (the "RBS Retail Investor Products Exit Plan"). The implementation of the RBS Retail Investor Products Exit Plan increases the likelihood that the RBS ETNs will be redeemed by us prior to maturity. We plan to continue to maintain and issue the RBS ETNs, but our plans could change. We cannot give you any assurances as to any minimum period of time that you may hold the RBS ETNs before we redeem them at our option.
The NYSE Arca Equal Weighted Pharmaceutical Index(SM)[]and the NYSE Arca Equal
Weighted Pharmaceutical Total Return Index(SM)[]are service marks[]of NYSE
Euronext or its affiliates (NYSE Euronext) and have been licensed for use by
The Royal Bank of Scotland plc and RBS Securities, Inc. (Licensees) in
connection with[]the RBS ETNS. Neither the Licensees nor the RBS ETNs is
sponsored, endorsed, sold or promoted by NYSE Euronext. NYSE Euronext makes no representations or warranties regarding the[]RBS ETNs or the ability of the
NYSE Arca Equal Weighted Pharmaceutical Index(SM)[]or the[]NYSE Arca Equal
Weighted Pharmaceutical Total Return Index(SM) to track general stock market performance. NYSE EURONEXT MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY
EXPRESSLY

DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE
WITH RESPECT TO THE NYSE ARCA EQUAL WEIGHTED PHARMACEUTICAL INDEX(SM)[]OR THE
NYSE ARCA EQUAL WEIGHTED PHARMACEUTICAL TOTAL RETURN INDEX(SM)[]OR ANY DATA
INCLUDED THEREIN. IN NO EVENT SHALL NYSE EURONEXT HAVE ANY LIABILITY FOR ANY
SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS),
EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
Copyright [C] 2013 RBS Securities Inc. All rights reserved. RBS Securities
Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.

www. rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose
Value.

Dated August 27, 2013